08029300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-6011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC
FEB 28 2008
803

RECEIVED
2008 FEB 29 PM 1:17

NAME OF BROKER-DEALER:

Eckard Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28615 IH-10 West
(No. and Street)

Boerne	Texas	78006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy Eckard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eckard Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. COSTANZA
Notary Public
State of Texas
Commission Expires
08 - 02 - 2010

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ECKARD INVESTMENT SERVICES, INC.

CONTENTS

ECKARD INVESTMENT SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Eckard Investment Services, Inc.

We have audited the accompanying statement of financial condition of Eckard Investment Services, Inc., as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eckard Investment Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 11, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 286,307
Commissions receivable	14,719
Property and equipment, at cost, less accumulated depreciation of $150,651	3,706
Other assets	1,794
	$ 306,526

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 15,274
Commissions payable	6,500
Federal income taxes payable	3,170
State income taxes payable	1,000
	25,944
Stockholders' equity	
Common stock, 2,000 shares authorized with $1 par value, 550 shares issued and outstanding	550
Additional paid in capital	287,421
Retained earnings (deficit)	(7,389)
Total stockholders' equity	280,582
	$ 306,526

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Concession income	$ 912,337
Interest income	1,128
Other income	35,297
	948,762
Expenses	
Compensation and benefits	629,826
Communications	18,561
Occupancy and equipment costs	20,709
Promotional costs	33,479
Regulatory fees and expenses	11,727
Other expenses	7,878
	722,180
Income before income taxes	226,582
Provision for federal income taxes	3,170
Provision for state income taxes	1,000
Net Income	$ 222,412

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	550	$ 550	$ 287,421	$ (229,801)	$ 58,170
Net income				222,412	222,412
Balances at December 31, 2007	550	$ 550	$ 287,421	$ (7,389)	$ 280,582

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 222,412
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Increase in concessions receivable	(13,594)
Decrease in advance	684
Increase in other assets	(506)
Increase in accounts payable and accrued expenses	13,425
Decrease in commissions payable	(20,938)
Increase in federal income taxes payable	3,170
Increase in state income taxes payable	1,000
Net cash provided (used) by operating activities	205,653
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	205,653
Cash at beginning of year	80,654
Cash at end of year	$ 286,307

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

Eckard Investment Services, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority (FINRA). Substantially all the Company's concession income of $912,337 is generated through the sale of oil and gas development programs or from reimbursement of expenses for American Energy Partners, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Marketable securities are stated at fair value as determined by quoted market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately

Note 2 - Net Capital Requirements, continued

$275,082 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 39,673
Equipment	110,981
Artwork	3,703
	154,357
Accumulated depreciation	(150,651)
	$ 3,706

Depreciation expense for the year ended December 31, 2007 was $-0-.

Note 5 - Related Party Transactions/Economic Dependency

The Company and its Affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective January 1, 2004, Affiliate provides the Company with personal property, support staff and office space. The Affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the Affiliate is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company did not reimburse the Affiliate, nor did the Affiliate seek a reimbursement for any services provided under this agreement.

Note 5 - Related Party Transactions/Economic Dependency, continued

The Company has an agreement with Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received no reimbursements during the year ended December 31, 2007.

The Company is economically dependent on its Affiliate.

Note 6 - Federal Income Taxes

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 61,170
Benefit from utilization of net operating loss carryforward of $204,739	(58,000)
Provision for federal income taxes	$ 3,170

The following reflects the change in deferred tax benefit:

	Deferred Tax Asset December 31, 2006	Current Period Changes	Deferred Tax Asset December 31, 2007
Federal	$ 58,000	$ (58,000)	$ -0-
Valuation allowance	(58,000)	58,000	-0-
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 7 - Pension Plans

The Company has a pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2007, the Company made contributions of $20,939 to the plan.

Note 8 - Concentrations

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 9 - Subsequent Events

On January 3, 2008 the Company declared and paid a distribution of capital of $125,000 to its sole shareholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

Schedule I

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 280,582
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		280,582
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 3,706	
Other assets	1,794	(5,500)
Net capital before haircuts on securities positions		275,082
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 275,082

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 15,274
Commissions payable	6,500
Federal income taxes payable	3,170
State income taxes payable	1,000
Total aggregate indebtedness	$ 25,944

Schedule I (continued)

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,731
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 270,082
Excess net capital at 1000%	$ 272,488
Ratio: Aggregate indebtedness to net capital	.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ECKARD INVESTMENT SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Eckard Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Eckard Investment Services, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2008

END